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                           April 9, 2021

       Tim Dyer
       Chief Executive Officer
       Addex Therapeutics Ltd
       Chemin des Mines 9
       CH-1202 Geneva, Switzerland

                                                        Re: Addex Therapeutics
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 7, 2021
                                                            File No. 333-255089

       Dear Mr. Dyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joshua Kaufman, Esq.